UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Integrated Electrical Services, Inc.

File No. 5-52755 - CF#33660

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Tontine Capital Overseas Master Fund II, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amendment to Schedule 13D filed on March 25, 2016 relating to its beneficial ownership of common shares of Integrated Electrical Services, Inc.

Based on representations by Tontine Capital Overseas Master Fund II, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 through February 16, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary